HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK J. EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

July 3, 2018

VIA EDGAR

United States Securities
    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director Office of Healthcare & Insurance

Re:	Adial Pharmaceuticals, Inc.
Amendment No. 6 to Registration Statement on Form S-1 Filed June 26, 2018 File No. 333-220368

Dear Ms. Hayes:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated July 2, 2018 (the “Comment Letter”), relating to the above-referenced Amendment No. 6 to Registration Statement on Form S-1. We are concurrently submitting via EDGAR this letter and filing a revised Amendment No. 7 to Registration Statement on Form S-1 (“Amendment No. 7 Registration Statement”).

Set forth below is the comment from the Comment Letter, which is immediately followed by the Company’s response in bold and italics font to that comment, including a cross-reference to the location of changes made in the Amendment No. 7 Registration Statement in response to the Staff’s comment.

Notes to Financial Statements

Research and Development, page F-9

1.	Please revise your accounting policy disclosure here and on page F-30 to reflect your accounting treatment for patent related costs.

Response: The Company has revised the accounting policy related to research and development expenses on pages F-9 and F-30.

* * *

If you have any questions or need additional information, please contact the undersigned, the Company’s securities counsel, at (516) 496-2223 or (212) 907-6457.

Sincerely,

GRACIN & MARLOW, LLP

/s/ Leslie Marlow
Leslie Marlow

cc:	William B. Stilley

Chief Executive Officer, Adial Pharmaceuticals, Inc.

Joseph Truluck

Chief Financial Officer, Adial Pharmaceuticals, Inc.